Exhibit 12

COMPUTATION OF RATIO OF INCOME TO COMBINED FIXED CHARGES
SEARS, ROEBUCK AND CO. AND CONSOLIDATED SUBSIDIARIES
(Unaudited)

	For the Fiscal Year Ended
(millions, except ratios)	2004	2003	2002	2001	2000
Fixed Charges Interest and amortization of debt discount and expense on all indebtedness	$276	$1,816	$1,143	$1,415	$1,248

Add interest element implicit in rentals	142	167	157	161	136

	418	1,983	1,300	1,576	1,384
Interest capitalized	0	1	4	11	4

Total fixed charges	$418	$1,984	$1,303	$1,587	$1,388

Income Income before income taxes, minority interest and cumulative effect of change in accounting principle	$547	$5,449	$2,453	$1,223	$2,223
Deduct undistributed net income of unconsolidated companies	8	8	20	12	17

	539	5,441	2,433	1,211	2,206

Add Fixed charges (excluding interest capitalized)	418	1,983	1,300	1,576	1,384
Income before fixed charges and income taxes	$957	$7,424	$3,733	$2,787	$3,590

Ratio of income to fixed charges	2.29	3.74	2.86	1.76	2.59